Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Ritchie Bros. Auctioneers Incorporated for the registration of up to 7,584,481 shares of its common stock and to the incorporation by reference therein of our reports dated February 21, 2023, with respect to the consolidated financial statements of Ritchie Bros. Auctioneers Incorporated, and the effectiveness of internal control over financial reporting of Ritchie Bros. Auctioneers Incorporated, included in its Annual Report (Form 10-K) for the year ended December 31, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chartered Professional Accountants

Vancouver, Canada

March 15, 2023